
February 12, 2008

By facsimile to (201) 265-6069 and U.S. Mail

Mr. Clinton R. Mytych
Chief Executive Officer
Eternal Image, Inc.
28800 Orchard Lake Road, Suite 130
Farmington Hills, MI 48334

Re: Eternal Image, Inc.
        Registration Statement on Form SB-2
        Filed January 16, 2008
        File No. 333-148695

Dear Mr. Mytych:

        We reviewed the filing and have the comments below.

        Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

        Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   Effective February 4, 2008, the Commission has adopted a new system of disclosure
        rules for smaller companies filing periodic reports and registration statements. If Eternal

Image files an amendment to the registration statement on or after February 4, 2008, Eternal Image must:

- File an amendment on Form S-1.

- Elect whether to keep the Form SB-2 disclosure format in the amendment for up to six months after the effective date of the new rules, August 4, 2008.

See Release No. 33-8876. For additional guidance, you may wish to refer to "A Small Entity Compliance Guide" that is available on the Commission's website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. In addition, please note that many of our comments cite the revised provisions of Regulation S-K that are applicable to smaller reporting companies.

2. In the press release dated January 22, 2008, we note your discussion of a new joint venture in Europe with Remeire of Ireland called Eternal Image Europe. The goal of the joint venture is the sale of new urns crafted from fine wood. We further note that Remeire is providing the funding, manufacturing, and European sales efforts while you provide the operational and licensing direction. In your revised filing please include a discussion of this arrangement, how you will account for the arrangement, expected impact to your future operating results and liquidity, and whether you contributed or will contribute assets to this joint venture.

3. We remind you to update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Registration Statement's Facing Page

4. You indicate that Eternal Image's SIC code number is 5020. Since our EDGAR system's records indicate that Eternal Image's SIC code number is 3990, please revise or advise.

5. The statement in the second sentence of footnote (2) to the calculation of registration fee table that "The shares being offered for resale by the selling shareholders are issuable upon the conversion of the convertible promissory notes held by them" is inconsistent with the statement in the same footnote that the shares being registered for resale "were underlying convertible promissory notes issued to the selling shareholders named in this registration statement which have been converted by the Selling Shareholder." Please reconcile the statements.

Prospectus' Outside Front Cover Page; Determination of Offering Price, page 9; Plan of Distribution, page 11

6.   We note the statements that "The shares may be sold at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or at negotiated prices," and "These sales may be at fixed or negotiated prices." Since Eternal Image's shares of common stock are traded in the Pink Sheets, there is no established public trading market for its shares of common stock. Revise the disclosure to state that:

- The selling shareholder will sell at a price of $x.xx or a range per share until Eternal Image's shares are quoted on the OTC Bulletin Board and after that at prevailing market prices or privately negotiated prices.

Our History, page 2

7.   You identify Eternal Image, Inc. as the accounting acquirer in the reverse acquisition and state that "the accompanying presentation presents the historical financials of Diamics and the accounting acquirer." Please note that the accounting acquirer's financial statements become the historical financial statements of the combined entity after the transaction and the accounting acquiree's is consolidated from the date of acquisition. Please confirm that this is how you have accounted for this transaction and revise your disclosures accordingly.

8.   Please revise your filing to disclose the consideration given to effect the reverse acquisition and how you valued the consideration. Refer to paragraph 20 of SFAS 141.

Our Business and Strategy, page 2

9.   We note the reference to EI management team in the third paragraph. Clarify whether EI refers to Eternal Image.

Our Corporate Information, page 3

10.   Please state, if true, that the information on your website is not incorporated into the prospectus.

Risk Factors, page 4

11.   Include in each risk factor's discussion information necessary to assess the risk, including its magnitude. For example:

- The first risk factor states that Eternal Image started receiving revenues in 2007. Quantify Eternal Image's revenues as of the latest date practicable.

- The sixth risk factor states that Eternal Image's revenue model includes significant advertising dollars. Quantify Eternal Image's advertising expenses during the periods presented in the financial statements.

- The twelfth risk factor states that it may be necessary for Eternal Image to raise additional capital to continue operations. Based on disclosure in the plan of operation section that Eternal Image's cash and other current assets are likely sufficient for only three months and that Eternal Image will need a minimum of $1.5 million to satisfy its cash requirements over the next 12 months, revise the risk factor disclosure to reflect those facts.

<u>If our contract manufacturers are unable or unwilling to manufacture our products…, page 5; Contract Manufacturers, page 15</u>

12.   Identify the three primary manufacturers to whom Eternal Image outsources all of its manufacturing, and clarify whether you have agreements or contracts in place for them to supply you with your products. If these contracts may be terminated without cause by the manufacturers, please disclose this. <u>See</u> Item 101(h)(4)(v) of Regulation S-K.

<u>Shares eligible for future sale may adversely affect the market price of our common stock, page 7; Shares Eligible for Future Sale, page 23</u>

13.   The statement that current shareholders, including the former shareholders of Diamics, Inc. who received shares of Eternal Image's common stock in the reverse merger are or will be eligible to sell all of some of their shares of common stock under Rule 144, beginning one year from their acquisition, subject to limitations. Please revise this discussion of Rule 144 to reflect the revised requirements of the rule, effective February 15, 2008, as it applies to resales by your current shareholders, including the requirements for Form 10 type disclosure for former shell companies.

        <u>See</u> section F.6. of Release No. 33-8869.

Market for Common Equity and Related Shareholder Matters, page 10

14.   Include captions or headings for the two columns showing the high and low bid prices per shares.

Business, page 12

15.   Disclosure under "Licensing Consultant" in the financial statements' note 5 states that Eternal Image renewed its agreement with Building Q as its sole and exclusive licensing consultant on January 1, 2007. Expand the disclosure in the business section to discuss the agreement's principal provisions. Further, advise what consideration Eternal Image has given to filing the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

16.   Disclosure in the financial statements' note 9 states that Eternal Image is attempting to enter into an agreement with its major developer/supplier which could increase its cash flow during early stages of sales growth. Note 9 refers to a note 11 for more details which we are unable to locate. Identify in the business section Eternal Image's major developer/supplier. As appropriate, continue to update the disclosure on any agreement with the major developer/supplier. Include note 11 to the financial statements in the next amendment to the registration statement.

17.   Describe briefly any patents or trademarks, including duration. See Item 101(h)(4)(vii) of Regulation S-K. We note the disclosure in the financial statements' note 10 that Eternal Image announced that it had filed for "design patent protection."

Sales and Marketing Strategy, page 13

18.   Disclosure that Eternal Image has engaged the services of ASAPR Public Relations and Marketing is inconsistent with disclosure under "Public Relations and Marketing" in the financial statements' note 5 that the period of the agreement was March 22, 2006 through March 31, 2007. Please reconcile the disclosures. If Eternal Image has entered into a new agreement with ASAPR Public Relations and Marketing, describe briefly the agreement's principal provisions in the registration statement. Advise also what consideration Eternal Image has given to filing any new agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Funeral Service Conglomerates, page 14

19.   Clarify whether Eternal Image is dependent on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K.

Products and Product Design, page 14

20.   State the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of the activities is borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

21.   Clarify whether Eternal Image's products include vaults, and, if so, whether Eternal Image has manufactured and sold any vaults as of the most recent date practicable. We note the reference to vaults under "Our History" on page 2 and elsewhere in the registration statement.

Caskets, page 14; Urns, page 14; Additional Products, page 14

22.   Please clarify the extent to which you have manufactured and sold caskets, urns, and additional products. If all of your revenue to date consists solely from the sale of urns, please clarify this.

Licensing Agreements, page 15

23.   Disclosure states that Eternal Image has licensing agreements with Precious Moments, Inc., The Vatican Library Collection, Major League Baseball, the American Kennel Club, the Cat Fanciers Association and Star Trek, and Collegiate Licensing Company. Advise what consideration Eternal Image has given to filing the licensing agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Competition, page 15

24.   Describe methods of competition in the designer funerary product industry. See Item 101(h)(4)(iv) of Regulation S-K.

Plan of Operation, page 16

25.   Please revise your filing to discuss the results of operations for each period presented as required by Item 303 of Regulation S-K. Your revised disclosure should address the key variables and factors such as the number of caskets and urns sold during the period, economic factors, and changes in inventory costs that impacted operations during the

year or resulted in significant changes in each income statement line item. Your disclosure should also address your expectation regarding trends in future periods for sales, cost of goods sold, or any material transaction impacting your results of operations. Refer to section 501.04 of the Financial Reporting Codification and Release No. 33-8350.

26.   Discuss any seasonal aspects that have had or could have a material effect on Eternal Image's results of operations or financial condition.

27.   Discuss the impact of inflation and changing prices on Eternal Image's net sales and revenues and on income from continuing operations. See Item 303(a)(3)(iv) of Regulation S-K.

Liquidity and Capital Resources, page 17

28.   We note your accounts payable balance of $647,971 as of September 30, 2007, your outstanding notes payable of $166,038, obligations of $360,200 for purchase orders with a supplier, and $225,000 for guaranteed minimum royalty and other license payments. Please revise your liquidity analysis to discuss the source of cash in future periods to satisfy your obligations. Please also provide a discussion of the consequences that you may be subject to if you are unable to meet your obligations.

29.   Please revise your filing to disclose whether you were in compliance with your debt covenants as of the most recent fiscal year and quarter presented.

30.   You disclose on page 43 that you are attempting to enter into an agreement with your major developer/supplier which could increase your cash flow. Please revise your liquidity analysis to discuss this agreement and how it is expected to impact your future cash flows. Also, you refer to note 11 to obtain additional details of this agreement, but there does not appear to be a note 11 in your filing. Please revise your filing.

Business Biographies, page 18

31.   Please clarify the nature of Mr. Mytych's business activities for the company "since January 2002" since the company's inception was in 2004.

32.   Please clarify when Ms. Shatter worked for Aris/Isotoner. Clarify whether she has had any business employment during the past five years other than with the company since January 2006.

33.   Please clarify Mr. Popravsky's business activities during the last five years. It is unclear what the nature of his activities has been for the company since 2002, given that the

company's inception was in 2004 and it only began generating revenue in the quarter ended March 31, 2007.

Significant Employees, page 18

34.   Describe briefly Mr. David DeAvila's business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 19

35.   The statement that Ms. Donna Shatter began serving Eternal Image in 2002 is inconsistent with the disclosure on page 18 that Ms. Shatter joined Eternal Image in January 2006. Please reconcile the disclosures.

36.   Provide also the executive compensation disclosures required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2007. See telephone interpretation 8B. in section J of our July 1997 "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov.

Employment Agreements; Compensation, page 20

37.   We assume the reference to Mr. Mytych rather than to Mr. Popravsky devoting an average of at least 40 hours per week to Eternal Image under "Nick Popravsky" is inadvertent. Please revise.

Security Ownership of Certain Beneficial Owners and Management, page 20

38.   For a legal entity such as North Atlantic Resources, Limited that is a beneficial owner, identify the natural person or persons who exercise the sole or shared voting and dispositive powers over the securities owned by the beneficial owner.

Shares Eligible for Future Sale, page 23

39.   Please update your discussion of Rule 144 to account for recent amendments to the rule.

Selling Shareholders, page 24

40.   Confirm that North Atlantic Resources, Limited is not a broker-dealer or a broker-dealer's affiliate.

41.   State that Eternal Image will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

Legal Matters, page 24

42.   Include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 25

43.   Since Eternal Image is a Delaware corporation, the relevance of the reference to the New Jersey Business Corporations Act is unclear. Please revise.

Balance sheet, page 28

44.   Included in your fixed asset balance are amounts for product design and tooling of $231,502 and $473,902 for the period ended December 31, 2006 and September 30, 2007. Please tell us the nature of this asset, your basis for capitalizing it, and your method for amortizing the asset and assessing it for recoverability. If this asset meets the definition of research and development as contemplated by SFAS 2, please tell us how you concluded that it was appropriate to capitalize this asset rather than taking a charge for research and development.

45.   Included in your other asset balance are amounts for your organization cost of $12,443 for the year ended December 31, 2006 and quarter ended September 30, 2007. Please tell us your consideration of paragraph 12 of SOP 98-5 or revise your filing.

Summary of Significant Accounting Policies, page 33

46.   Please revise your summary of significant accounting policies to include your policy for accounts receivable and allowance for doubtful accounts. Refer to APB 22.

Note 4. Long Term Debt, page 39

47.   Please revise your filing to discuss the debt that you repaid by issuing 150,000 common
        shares during the 2006 fiscal year and 30,737,271 common shares during the nine months
        ended September 30, 2007. As part of your discussion please identify the debtor,
        relevant terms of the debt, and whether the debt was fully satisfied upon transfer of your
        common shares.

Public Relations and Marketing, page 40

48.   We note from your disclosure that you expense fees as paid rather than when incurred.
        Please tell us the authoritative literature that supports your accounting or revise your
        filing.

Licensing Consultant, page 40

49.   You disclose that Building Q is entitled to a 2% commission of your net sales of certain
        sales. Please revise your filing to disclose the amount expensed and the amount of
        unpaid commissions to Building Q for each period presented.

Common Stock Transactions, page 42

50.   You disclose that you issued 10.1 million shares of common stock due to a four for one
        stock split and distributed $1,059,631 to all shareholders. Please clarify the nature of this
        transaction and how you accounted for it, specifically how you accounted for this stock
        split under SAB Topic 4:C. Further, confirm that you gave retroactive effect to all stock
        splits disclosed on page 2.

Warrants, page 42

51.   In 2006 you issued 6,000,000 warrants exercisable at $0.10 per share five years from date
        of issuance. It is unclear where you have classified and recorded the value of the
        warrants on the face of your financial statements. Given this and the absence of the
        disclosure it is unclear to us how you accounted for these warrants, the valuation method,
        including the significant underlying assumptions, and whether you concluded these
        warrants should be classified in equity or as a liability. Please cite the authoritative
        literature that supports your accounting for these warrants.

Note 8. Income Taxes, page 43

52.   Please revise your filing to discuss whether you adopted the provisions of FIN 48. This interpretation was effective for fiscal years beginning after December 15, 2006. Please ensure your amended document includes the transition disclosures required in paragraphs 20-24 of FIN 48.

Recent Sales of Unregistered Securities, page 47

53.   State briefly the facts relied upon to make the exemption from registration that is claimed available for each of the transaction disclosed. See Item 701(e) of Regulation S-K.

Undertakings, page 49

54.   The undertakings required by subparagraphs (i), (ii), (iii), and (iv) of Item 512(a)(6) of Regulation S-K and the undertakings required by subparagraphs (1) and (2) of Item 512(i) of Regulation S-K are inapplicable to this offering. Please revise.

Exhibit 5.1

55.   Because investors are entitled to rely on the opinion expressed, disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. We note the statements in the opinion's last paragraph that:

- "I am furnishing this opinion to the Company solely for its benefit in connection with the registration."

- "Other than the Company, no one is entitled to rely on this opinion."

Please revise.

56.   Counsel must consent also to being named in the registration statement. See Rule 436 of Regulation C under the Securities Act, and revise.

Closing

File a pre-effective amendment on Form S-1 in response to the comments. To expedite our review, Eternal Image may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Eternal Image thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Eternal Image and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Eternal Image requests acceleration of the registration statement's effectiveness, Eternal Image should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Eternal Image from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Eternal Image may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Eternal Image provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Melissa N. Rocha, Staff Accountant, at (202) 551-3854. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Thomas E. Boccieri, Esq.
        561 Schaefer Avenue
        Oradell, NJ 07649